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4/5/04

SECURI[illegible] 04015313 MISSION
Washington, D.C. 20549

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RJ
4/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caissa Capital, LP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Albany Street, Suite 5G
(No. and Street)

New York (City) New York (State) 10280 (Zip Code)

SEC MAIL RECEIVED MAR 31 2004 WASH. D.C. 20

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Henley (212) 786-1514
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

3 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Ronald Henley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caissa Capital, LP, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED + SWORN TO ME ON 30th DAY OF MARCH 2004

Ron Henley
Signature

Partner
Title

John Karras
Notary Public

JOHN KARRAS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
LIC. # 01KA6081310
COMMISSION EXPIRES OCT. 7, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAISSA CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

CAISSA CAPITAL, L.P.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Caissa Capital, L.P.

We have audited the accompanying statement of financial condition of Caissa Capital, L.P., including the condensed schedule of investments, as of December 31, 2003. This statement of financial condition is the responsibility of the General Partner of Caissa Capital, L.P. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Caissa Capital, L.P., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 23, 2004

CAISSA CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Investments in securities, at market (cost $19,967,234)	$ 20,131,944
Cash and cash equivalents	5,678
Due from broker	60,959,445
Dividends and interest receivable	76,902
Other assets	80,778
	$ 81,254,747
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Securities sold short, at market (proceeds $42,539,139)	$ 41,259,301
Accrued expenses	386,636
Total liabilities	41,645,937
Partners' capital	39,608,810
	$ 81,254,747

See accompanying notes to financial statements

CAISSA CAPITAL, L.P.

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2003

	Number of Shares	Percentage of Partners' Capital	Market Value
Investments in securities, at market			
Common Stocks			
United States			
Automotive		4.8 %	$ 1,901,040
Consumer Goods		2.7	1,088,692
Drugs/Healthcare		1.9	731,506
Financial Services			
S&P Depositary Receipts	60,320	16.9	6,712,409
Media & Entertainment			
Interactive Corp.	65,100	5.6	2,208,843
Others		1.3	514,193
Photography		2.4	944,143
Semiconductor		1.5	604,301
Software		1.0	415,854
Technology			
Nasdaq 100 Shares	79,980	7.4	2,916,071
Other		2.9	1,134,027
Total common stocks (cost $18,864,436)		48.4	19,171,079
Options			
United States			
Other (cost $1,102,798)		2.4	960,865
Total investments in securities (cost $19,967,234)		50.8 %	$ 20,131,944

See accompanying notes to financial statements.

CAISSA CAPITAL, L.P.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2003

	Number of Shares	Percentage of Partners' Capital	Market Value
Securities sold short, at market			
Common Stocks			
United States			
Airlines		1.4 %	$ 562,123
Beverages		3.1	1,217,184
Biotechnology		2.9	1,147,083
Diversified Manufacturing		10.2	4,041,742
Drugs/Healthcare		6.2	2,440,413
Financial Services		14.6	5,765,612
Pharmaceuticals			
Eli Lilly & Co	32,000	5.7	2,250,560
Other		4.8	1,892,426
Oil & Gas		4.3	1,711,812
Retail Stores			
Sears Roebuck & Co	46,590	5.4	2,119,379
Other		8.9	3,516,080
Semiconductors		6.4	2,532,129
Technology		11.6	4,577,827
Telecommunications		8.8	3,492,596
Tobacco		1.5	576,852
Other		0.3	110,509
Total common stocks (proceeds $36,709,016)		96.1	37,954,326
Options			
United States			
Diversified Manufacturing		1.4	534,860
Drugs/Healthcare		0.7	279,035
Financial Services		0.9	362,595
Media & Entertainment		0.8	313,085
Retail Stores		1.1	442,625
Semiconductors		0.5	216,120
Technology		1.8	736,365
Other		1.1	420,290
Total options (proceeds $5,830,123)		8.3	3,304,975
Total securities sold short (proceeds $42,539,139)		104.4 %	$ 41,259,301

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Caissa Capital, L.P. (the "Fund"), a Delaware partnership, commenced operations on April 1, 2002. On January 4, 2003, the Fund became a broker-dealer registered with the Securities and Exchange Commission (SEC). The Fund is also a member of the American Stock Exchange. The Fund's principal operations consist of trading and investing in securities for its own account. Caissa Capital Partners, LLC is the General Partner ("General Partner") of the Fund. Refer to the Fund's offering memorandum for more information.

Cash Equivalents

The Fund considers its investment in a short term money market fund to be a cash equivalent.

Valuation of Investments in Securities and Securities Sold Short

The Fund values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Financial Instruments

In the normal course of business, the Fund utilizes derivative financial instruments in connection with its proprietary trading activities. The Fund records its derivative activities at market or fair value.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments, income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date.

Income Taxes

The Fund does not record a provision for income taxes because the partners report their share of the Fund's income or loss on their income tax returns. The financial statements reflect the Fund's transactions without adjustment, if any, required for income tax purposes.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short.

In the normal course of business, all of the Fund's securities transactions, money balances and security positions are transacted with a broker. The Fund is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The General Partner monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

3. Related party transactions

The Fund pays Caissa Fund Management, LLC, a related party, quarterly and in advance, a management fee equal to .25% of the Fund's net asset value as of the first day of each fiscal quarter.

4. Net capital requirement

The Fund is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Fund's net capital was approximately $26,300,000 which was approximately $26,200,000 in excess of its minimum requirement of $100,000.

5. Off-balance sheet risk

The Fund is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Fund to acquire these securities may exceed the liability reflected in these financial statements. The Fund is not exposed to this risk to the extent it holds offsetting long positions.

6. Exemption from Rule 15c-3-3

The Fund is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".